January 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:

ARRIS Group, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 8, 2013

Responses dated September 25, 2013, October 15, 2013 and

November 27, 2013

File No. 000-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 24, 2013 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the Year Ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the Quarter Ended September 30, 2013 (the “Form 10-Q”) (File No. 000-31254), filed by ARRIS Group, Inc. (“we,” “us,” “our” or the “Company”) and the Company’s responses to prior Staff comments referenced above.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3. Business Acquisitions, page 8

We note your response to comment one in our letter dated November 13, 2013. Please address the following comments.

United States Securities and Exchange Commission

January 6, 2014

1.	Please explain in further detail how you concluded that the patents acquired, including the licenses to access patents (“patents”), and technology do not qualify for recognition as separate assets pursuant to the guidance in ASC 805. In particular, provide us with your analysis to explain how you considered the contractual/legal and separability criterion, including the guidance in ASC 805-20-55-2(c).

Response

ASC 805-20-25-10 requires that an acquirer recognize separately from goodwill the identifiable intangible assets acquired in a business combination if the assets meet either of the following criteria: (i) the asset arises from contractual or other legal rights; or (ii) the asset does not arise from contractual or other legal rights but the asset is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or in conjunction with a related contract, asset or liability.

As part of the acquisition of Motorola Home, we acquired certain patents and a license to access certain other patents (“patents”). Subsequent to the acquisition date and in accordance with the measurement period guidance in ASC 805-10-25-13 through 25-151, we began a process to analyze the patents and map the acquired patents to the respective technology that was acquired. Given the size and complexity of the acquisition, including the number of patents and the nature of the technology acquired, this process was time consuming and was completed during the 4th quarter of 2013.

When identifying the intangible assets acquired, we considered the guidance in ASC 805-20-55-2 (including subparagraph 2(c)), which provides additional guidance on applying the definition of “identifiable” when recognizing intangible assets apart from goodwill as required by ASC 805-20-25-10. As noted above, the focus of 805-20-25-10 and its interpretative guidance is the recognition of intangible assets separately from goodwill. Neither ASC 805 nor the Basis for Conclusions in FASB Statement 141(R) include specific guidance with respect to determining the unit of account for the recognition of assets once it is determined that these assets are separable from goodwill. The implementation examples in ASC 805-20-55-2 provide circumstances when certain assets are grouped or separated for financial reporting. In accounting for the acquisition of Motorola Home, we focused on our own facts and circumstances with respect to the assets acquired and how those assets should be recognized and measured for financial reporting purposes. We considered the example in ASC 805-20-55-2(b), which shows the aggregation of two assets being combined into one unit of account for financial reporting purposes if the useful lives of those assets are similar. See our discussion of useful lives below.

[1]	Note that at the filing of the third quarter Form 10-Q, the measurement period was still open for the intangible assets acquired as part of the Motorola Home acquisition.

United States Securities and Exchange Commission

January 6, 2014

In accordance with ASC 805-20-25-1, we recognized, separately from goodwill, the identifiable assets acquired pertaining to the Motorola Home acquisition. With respect to the intangible assets acquired, including the patents, we have complied with the recognition guidance in ASC 805-20-25-10. We note that the guidance in ASC 805 does not preclude accounting for acquired complementary assets together where the assets have similar lives.

In considering the measurement principle for the assets acquired, we looked to the guidance in ASC 820. ASC 820-10-20 defines fair value as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The guidance in Subtopic 820-10 addresses the highest and best use notion in accordance with the appropriate valuation premise. ASC 820-10-20 defines the term highest and best use as “use of a nonfinancial asset by market participants that would maximize the value of the asset or the group of assets and liabilities (for example, a business) within which the asset would be used.”

In determining (with regard to recognition and measurement for financial reporting purposes) the highest and best use of the patents we considered three alternatives:

i)	Recognizing the patents individually as separate assets and measuring each patent on a standalone basis, whereby the fair value of the assets would be estimated based on the price that would be received in a current transaction to sell the assets to market participants that would use the assets on a standalone basis;

ii)	Recognizing the patents in pooled units of accounts based on functionality and association each developed technology; and

iii)	Recognizing the patents together with the technology (i.e., as a group in combination with other assets), whereby the fair value would be estimated based on the price that would be received in a current transaction to sell the group of assets.

In reaching a conclusion as to the highest and best use, factors that we considered included:

•	The homogenous use of the patents when considered in conjunction with their associated product lines and the value and use within the technology product lines;

•	The lack of a liquid market for the patents. Based upon our experience and knowledge of the industry, it is unlikely that there would be purchasers for individual patents on a standalone basis at credible prices;

•	No individual patent was identified as a “stand-alone” patent that would work independently as a single driver of value;

United States Securities and Exchange Commission

January 6, 2014

•	The expiration of any individual patent used in the developed technology would not affect the cash flows associated with that particular product;

•	The fact that all expected cash flows associated with the identifiable intangible assets was captured in the value of the technology and no expected cash flow was excluded based on the unit of accounts and lives chosen to recognize and amortize the assets;

•	Cash flows generated from recognizing the patents as separate assets could not be bifurcated from the developed technology; and

•	It would not be practical to value the patents individually nor is it consistent with industry and valuation practices for similar transactions.

Taking these factors into consideration, we concluded the highest and best use for the patents was in conjunction with developed technology and aggregated by product line consistent with the 10 separate technology product lines acquired. Using the approach, each technology product line represents a single unit of account with a separate useful life.

In concluding that the patents and the developed technology should be treated as one unit of account, we considered the impact on the subsequent accounting for the 10 technology product lines and whether the conclusions reached could have a material impact on our financial statements if it was practicable to separately recognize and measure the patents. The analysis we performed during the measurement period showed that the developed technology is being amortized over a shorter period than the average legal lives of the patents associated with each developed technology. See the table under Comment 2 below.

Generally, patents have a 20 year legal life and the relevant technology has a much shorter life, in some cases as short as 6 years. We have found in the past that the patents have no meaningful technological value once the technology in which they are embedded reaches the end of its product life cycle. Said differently, the economic useful life of the patents is the same as that of the associated developed technology due to the fact that technological obsolescence is shorter than the legal lives.

In considering the appropriateness of the useful lives associated with the developed technology, we considered, among other things, the guidance in ASC 350-30-35. The following factors specifically support the appropriateness of using the useful life of the relevant technology as the amortization period for the combined patents and developed technology:

•	The expected use of the patents by the Company, which is within the acquired technology

•	The expected useful life of the technology to which the economic useful life of patents may relate

United States Securities and Exchange Commission

January 6, 2014

•	The constraints of the duration of the legal life of the patents and acknowledging that the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter

•	The effects of obsolescence, demand, competition, and other economic factors

•	The existing or future plans to create next generation products that will reduce revenue from the existing technology

•	Point in the developed technology/product life cycles

In considering those factors, we also considered whether the patents have any alternative future use. We concluded that the patents have no alternative future use based on the following factors:

•	Technology in our industry changes rapidly and the life span of the technology consistently is shorter than the legal life of the embedded patents;

•	The advancement and development of new patents is ongoing, and once new patents are created to improve the technology, the exiting patents are no longer as useful to us or any other market participant as they no longer would provide an economic advantage in the market place; and

•	Our competitors and other market participants would not find value in patents associated with outdated technology because newer, faster, better technologies will replace those that were acquired.

Based on these factors, as well as our history and experience with regard to the inability for technology patents to provide economic benefits beyond the life of the related technology, we concluded that even if the patents were recognized, measured and subsequently accounted for separately or as unique groups, the patents would be amortized over the same useful lives as the related technology. As a result, we concluded, consistent with the guidance in ASC 350-30-35-3(c), that it was appropriate to amortize the 10 units of accounting over periods that were shorter than the average legal lives of the patents associated with each technology.

With respect to the patents that were acquired, we concluded that 48 patents (including 13 miscellaneous and 35 phone design patents) were not being used in any technology, and we assigned only a nominal value to those patents based on the legal and related costs of applying for and obtaining the patents, which we believe approximates fair value for those patents. Generally, these patents relate to a product previously manufactured by General Instruments, the predecessor to Motorola Home.

United States Securities and Exchange Commission

January 6, 2014

2.	The guidance in ASC 805-20-55-2(b) refers to combining assets for financial reporting purposes to the extent they have similar useful lives. Explain to us in greater detail your basis for determining that the useful lives of the patents and technology are similar. Please specifically address the following in your response:

•	your basis for grouping in-process technology, an indefinite-lived asset, with patents with a limited legal life;

•	the actual differences in the remaining legal lives of your patents and the remaining useful lives of your developed technology; and,

•	the value of the patents that are grouped with your IPR&D.

Response

As discussed under our response to Comment 1, technology in our industry changes rapidly and the economic life of the technology is consistently shorter than the legal life of the patents included in that technology.

Our mapping process did not identify any separate patent assets that were solely used within the acquired IPR&D projects. The acquired IPR&D assets relate to product extensions, which by their nature, and as is often the case for a technology company, build indirectly upon a substantial level of patented and previously developed technologies. The acquired IPR&D projects had not reached technological certainty nor had they resulted in commercially viable products as of the acquisition date. Separate cash flow streams were identified with respect to the acquired IPR&D projects, to capture the incremental value associated with IPR&D, such that all the value of our technology, from both a developed and IPR&D perspective, was being recognized for valuation purposes.

Based upon anticipated project completion dates, approximately $77.5 million of the $82.6 million total IPR&D is expected to be complete by the end of the first quarter of 2014. The assets will be tested for impairment upon completion and amortization of such technology will commence. Completed IPR&D projects will be amortized over the appropriate useful lives consistent with the period of economic benefit, which again will be shorter than the legal lives of the patents. Additionally, because the IPR&D projects relate to product extensions, the useful lives will also be consistent with those lives used to amortize the similar developed technology. The value assigned to the developed technology and patents and IPR&D was $437.1 million and $82.6 million, respectively.

United States Securities and Exchange Commission

January 6, 2014

With respect to the actual differences in the remaining legal lives of the patents and remaining useful lives of the developed technology, we have included a summary below of the results of the mapping process we performed:

		Average		Economic
	Number of	Legal Life		Useful Life
	Patents	of Patents		of Technology
Technology A	107	11		10
Technology B	246	8		5
Technology C	38	14		5
Technology D	203	9		3
Technology E	4	11		6
Technology F	22	8		5
Technology G	23	8		4
Technology H	197	10		10
Technology I	94	10		8
Technology J	9	N/A	(1)	8

	943
Obsolete Technologies	48

	991

(1)	Pending application.

3.	We understand that in some circumstances the legal life of a patent may exceed the economic life of the developed technology. Please explain in further detail how the Company gained comfort that there is no additional value to the patent in these circumstances.

Response

See response to Comments 1 and 2 above.

4.	We note your disclosure on page 8 of your September 30, 2013 Form 10-Q that, “The Acquisition also enhanced the depth and scale of the Company’s R&D capabilities, particularly in the video arena, and approximately doubled the Company’s patent portfolio to nearly 2,000 patents and patent applications. In addition, via a license, the Company was provided access to approximately 20,000 Motorola Mobility patents as they relate to Motorola Home.” Please reconcile this disclosure to your conclusion that the patents do not have any additional value beyond the useful life of the developed technology.

Response

This disclosure was intended to convey to investors the fact that our overall technological prowess and capacity had grown significantly. For example, we acquired the engineering workforce that developed these patents. It was not intended to imply that the patents had independent value or lives beyond the underlying technology.

United States Securities and Exchange Commission

January 6, 2014

In response to the Staff’s comment, the Company confirms that in future filings we will expand the disclosure in the footnotes to our financial statements generally as follows:

“The Acquisition enhanced the Company’s scale and product breadth in the telecom industry, significantly diversified the Company’s customer base and expanded dramatically the Company’s international presence. Notably, the acquisition brought to ARRIS, Motorola Home’s product scale and scope in end-to-end video processing and delivery, including a full range of QAM and IP set top box products, as well as IP Gateway CPE equipment for data and voice services for broadband service providers. The Acquisition also enhanced the depth and scale of the Company’s R&D capabilities, particularly in the video arena.

As part of the acquisition, the Company acquired or obtained licenses with respect to approximately 20,000 technology patents or pending applications (“the “Patents”), which the Company believes the duration of which are adequate relative to the expected useful lives of our products.

These patents included:

(i)	991 Patents we acquired (the “Owned Patents”);

(ii)	2,173 Patents that were subject to a broad license that permits us to use the Patents in any manner we deem appropriate with respect to new products developed by us (the “Broad Use Patents”); and

(iii)	approximately 17,000 Patents that are subject to a license that only permits us to use the technology in existing products and future products in the same field as the existing business (collectively with the Broad Use Patents, the “Licensed Patents”).

The 991 Patents acquired increased the number of Patents owned by the Company to approximately 2,000.

The Company determined the Patents to have similar estimated useful lives as the developed technology product lines to which they are associated. As such, the Company has recognized and measured the Patents and developed technology together as one unit of account for each technology product line acquired. A separate estimated useful life was determined for each technology product line, for which amortization will be recognized. It was determined that a small number of Patents were associated with discontinued or never deployed technologies for which no revenues are expected. These Patents were assigned a nominal value.”

United States Securities and Exchange Commission

January 6, 2014

5.	Please explain the “mapping” process the Company completed to identify the patents that relate to each of the elements of developed and in-process technology that are included in the valuation report. Additionally, compare and contrast this “mapping” process to your supplemental response to our comment number three in your letter dated October 15, 2013 which states in part:

“Due to both the relatively quick timing between initial substantive discussions and definitive agreement between the Company and the Seller (less than one week) and the nature and quantity of Patents, neither the Seller, which acquired substantially all of the Patents in 2012 in connection with its acquisition of Motorola Mobility, nor the Company could accurately determine which Patents were associated with each developed product and in-process technology. As a result, in addition to transferring the Owned Patents, Seller provided the Company a license (right to use) all of the Patents associated with Motorola Mobility (not just those clearly associated with the Motorola Home business we acquired) in order to assure the Company that it had access to all the intellectual property that was required to operate the business without the necessity of performing the extensive and time consuming due diligence that would be required to identify the Patents actually used.”

Response

Because we were a competitor of the Motorola Home business and needed to obtain HSR clearance in order to complete the acquisition, our pre-closing access to technology was extremely limited and we did not begin the process of mapping the patent assets until after the closing. The Motorola Home business maintained a proprietary list of key technology areas (each a “KTA”) for each of the patents. The process of mapping each patent consisted of a review of the patents and the relevant claims along with the KTA assigned to the patent. The Company then assigned the patent to the relevant product categories. As noted above, 48 patents were not allocated and were assigned nominal values. See the response to Comment 2 for the results of the mapping process we performed.

We did not perform a similar analysis and mapping with respect to the licensed patents because our rights in those patents are significantly limited. For example, for the approximately 17,000 patents with respect to which we have the more narrow rights, we can utilize the patents only for current products and extensions of those products in the current field of use. Similarly, for the other 2,173 patents, we are not limited to current products and extensions, but again can use the patents only within the current field of use. We cannot transfer the license (other than as part of a sale of the business) and cannot sublicense the patents other than to companies that manufacture products for us. We also cannot use any of the licensed patents in connection with laptops, cell phones, tablet devices (other than those having a primary function of interaction with television), eReaders and wearable devices.

The supplemental response in our letter dated October 15, 2013 to the Staff’s Comment 3 was meant to describe to the Staff that the due diligence period was short and our access as a competitor was limited, and as a result a majority of the analysis on the patents acquired was being performed during the measurement period. The information in the response letter dated October 15, 2013 is accurate as of the date we acquired Motorola Home. Due to the size of the acquisition and the number of patents, the gathering of information to initially recognize, measure and subsequently account for the assets acquired has been very complex.

*    *    *    *    *

United States Securities and Exchange Commission

January 6, 2014

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts

David B. Potts

Executive Vice President,

Chief Financial Officer and Chief Accounting Officer